UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: December 5, 2011

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972-4-604-8308 Mobile: +972-54- 9007100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

Camtek launches Phoenix: Its next generation AOI system for the PCB and IC
Substrates Industry
---

MIGDAL HAEMEK, Israel – December 5, 2011 – Camtek Ltd. (NASDAQ and TASE: CAMT) (“Camtek”), a leading provider of automated solutions, dedicated for enhancing production processes and yield for the semiconductor manufacturing and packaging, and the PCB and IC substrate industries, today announced the launch of the Phoenix product family: The next generation of Automatic Optical Inspection (AOI) systems for the PCB and IC Substrates industry.

The Phoenix product family is designed to support a broad range of the most demanding PCB and IC substrate applications, while keeping in pace with the PCB market’s dynamic technology changes.

“The Phoenix product family was designed to increase our customer’s AOI room total yield,” commented Roy Porat, Camtek’s CEO. “The Phoenix offers exceptional performance in all AOI aspects. These include detection, minimum false calls, as well as quick and easy setup and high throughput. This new system’s higher-end positioning, compared with our previous models, provides our customers with even better price-performance, thus making it an attractive choice to meet all their inspection needs.”

The Phoenix product family is enhanced with Spark – Camtek’s unique and powerful detection engine providing high detection capabilities, while minimizing false calls. Spark’s open architecture software enables easy adaptation to new applications and technology, and supports critical dimensions detection.

ABOUT CAMTEK LTD.

Camtek Ltd provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customers’ latest technologies in the Semiconductor and Printed Circuit Board (PCB) & IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Ranging from micro-to-nano, Camtek provides a complete solution for the whole production cycle of all electronic devices including smartphones, tablets and other cutting edge consumer products and applications.

This press release is available at www.camtek.co.il.